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                                                                    EXHIBIT 21
News Release                                            [LOGO]
                                                _______________________________

For More                                                NOTE TO EDITORS
Information                                     For further information
Contact:  Stephen A. Van Oss                    regarding the content of this
                                                news release, please contact:
                                                  Stephen A. Van Oss
News Release No. 94-15                          216-266-5809
Release Date:  November 10, 1994                _______________________________

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           Reliance Expands on Response to Rockwell Merger Proposal
           --------------------------------------------------------

        Cleveland, Ohio - November 10, 1994 - Reliance Electric Company (NYSE:REE) announced today that it has filed an amendment to its Schedule 14D-9 with the Securities and Exchange Commission with respect to the Rockwell International Corporation tender offer. The filing states why the Board of Directors of Reliance is unable to predict when it will be able to take a position in response to the Rockwell offer.

        The Company stated that, "The Board of Directors is unable to predict when it will be in a position to make a recommendation with respect to the offer. As previously disclosed, the Board of Directors has not been able to fully assess the relative merits of the offer as compared to the strategic business combination with General Signal because of the significant uncertainties associated with the Offer, as well as uncertainty with respect to the terms that may ultimately be available to the Company's shareholders. The matters that need to be resolved in order for the Board of Directors to be in a position to make a recommendation include obtaining information as to the terms, including consideration, that ultimately may be available to the Company's shareholders; whether Rockwell would be willing to enter into a substantially unconditional merger agreement with the Company that requires Rockwell to reduce to a minimum the conditions to the offer that could permit Rockwell to terminate the Offer without the purchase of Shares; and whether the Company could enter into negotiations or a merger agreement with Rockwell without becoming obligated to pay General Signal the $50 million termination payment (whether through the agreement of General Signal or as a result of indemnification from a third party). The Company does not believe the form of merger agreement delivered by Rockwell on November 7, 1994 resolves these matters."